UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)

TIGER X MEDICAL, INC.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

14161L1091

(CUSIP Number)

Jonathan Brooks

1999 Avenue of the Stars, Suite 2040

Los Angeles, CA 90067

310-286-2929

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 22, 2011

Date of Event Which Requires Filing of this Statement

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §§ 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 14161L1091

1.	Names of Reporting Persons: I.R.S. Identification Nos. of Above Persons (entities only). Jonathan Brooks

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ N/A

6.	Citizenship or Place of Organization United States of America

Number Shares of Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 34,255,292 (a)(b)

	8.	Shared Voting Power

	9.	Sole Dispositive Power 34,255,292 (a)(b)

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 34,255,292 (a)(b)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒ (b)

13.	Percent of Class Represented by Amount in Row (11) 14.9% (b)(c)

14.	Type of Reporting Person (See Instructions) IN

(a)      Includes 5,338,638 shares of Common Stock (as defined below) of the Issuer (as defined below) held in the name of “JSB Living Trust Dated November 29, 2007,” for which the Reporting Person acts as Trustee and for which he has sole voting and dispositive power.

(b)      Excludes 61,959,189 shares beneficially owned by Dr. Andrew Brooks (representing approximately 26.9% of the Issuer’s outstanding Common Stock).  The Reporting Person acknowledges that he and Dr. Andrew Brooks may be deemed to be a group for purposes of Rule 13d-5 promulgated by the Securities and Exchange Commission (the “SEC”).  See Items 4 and 6 for additional information.  The filing of this Schedule 13D shall not be construed as an admission by the Reporting Person that he is, for the purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any shares held by Dr. Andrew Brooks.

(c)      Percentage calculation based upon the 230,293,141 shares of Common Stock outstanding as of August 10, 2011, as reported by the Company in its Quarterly Report on Form 10-Q filed with the SEC on August 11, 2011.

AMENDMENT NO. 1 TO SCHEDULE 13D

This Amendment No. 1, dated August 22, 2011 (the “Amendment”), amends and supplements the statement on Schedule 13D filed on July 1, 2011 (the “Original Schedule 13D”) by Jonathan Brooks.  This Amendment relates to the common stock, par value $0.001 per share, of Tiger X Medical, Inc. (formerly known as Cardo Medical, Inc. and before that as clickNsettle.com, Inc.), a Delaware corporation (the “Issuer”), and amends the Original Schedule 13D as set forth below. Capitalized terms not defined in this Amendment will have the meanings from the Original Schedule 13D.  The filing of any amendment to this Schedule 13D shall not be construed to be an admission by the Reporting Person that a material change has occurred in the facts set forth in this Schedule 13D or that such amendment is required under Rule 13d-2 of the Securities Exchange Act of 1934, as amended.

Item 1.	Security and Issuer

Item 1 is deleted in its entirety and replaced with the following text:

This Statement relates to shares of common stock, par value $0.001 per share (the “Common Stock”), of the Issuer.  The Issuer’s principal executive offices are located at 2934 1/2 Beverly Glen Circle #203, Los Angeles, California 90077

Item 4.	Purpose of the Transaction

Item 4 is deleted in its entirety and replaced with the following text:

The Reporting Person acquired the shares described in Item 3 above for investment purposes.

On August 22, 2011, the Board of Directors of the Issuer appointed the Reporting Person as a director of the Issuer to fill an existing vacancy.  The Reporting Person acknowledges that he and Dr. Andrew Brooks may be deemed to be a group for purposes of Rule 13d-5 promulgated by the SEC.  Dr. Andrew Brooks is the Issuer’s current Chief Executive Officer, the beneficial owner of 61,959,189 shares of the Issuer’s Common Stock (representing approximately 26.9% of the Issuer’s outstanding Common Stock) and the Reporting Person’s brother.  They have discussed acting together to evaluate the composition of the Board of Directors of the Issuer and alternatives in this regard, including a change in the composition of the Board of Directors of the Issuer.  As part of this consideration, they are evaluating, among other things, nominating their own slate of directors for election at the Issuer’s next annual meeting and taking other steps, including calling a special meeting of stockholders or action by written consent in lieu of a meeting, to change the size of the Issuer’s Board of Directors, remove existing directors and/or elect directors to fill any resulting vacancies.

The Reporting Person from time to time, in his discretion, may review or reconsider his position regarding the shares reported herein and any other matters relating to the Issuer.

Except as set forth above, the Reporting Person has no present plans or proposals which would relate to or would result in any of the matters referred to in paragraphs (a) through (j) of Item 4 of this Schedule 13D.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 24, 2011	/s/ Jonathan Brooks
Jonathan Brooks